Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

NUVECTRA CORPORATION, as Seller

and

NEL Group, Inc., as Buyer

December 31, 2018

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of December 31, 2018, is entered into by and among Nuvectra Corporation, a Delaware corporation (“Seller”) and NEL Group, Inc., a Delaware corporation (“Buyer”).

Preliminary Statements

A.     In February 2012 Greatbatch, Ltd., the former parent of Seller (“Greatbatch”), acquired NeuroNexus Technologies, Inc., a Michigan corporation (the “Company”), from the then stockholders of the Company, which included Daryl Kipke (“Mr. Kipke”), who is a stockholder of Buyer and a current executive officer of the Company.

B.     Prior to Greatbatch’s divestiture of Seller on March 14, 2016, Greatbatch contributed all of its ownership interests in the Company to Seller, resulting in Seller owning all of the issued and outstanding shares of stock of the Company (the “Shares”).

C.     Certain management team members of the Company and a party previously affiliated with Greatbatch, desire to acquire the Company and have formed Buyer for the sole purpose of purchasing all of the Shares.

D.     Seller is agreeable to sell the Company to such other affiliated parties through a direct sale to Buyer on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

ARTICLE I
Definitions

The following terms have the meanings specified or referred to in this ARTICLE I:

“Actual Fraud” means with respect to any Person, that: (i) a representation and warranty set forth in this Agreement was false when made; (ii) such Person had actual knowledge that such representation and warranty was false when made; (iii) such Person intended another Person party to this Agreement to rely on such representation and warranty; and (iv) such other Person party to this Agreement relied, and was reasonably justified in relying, on such misrepresentation.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Assumed Employee Obligations” means all of Seller’s obligations set forth on Schedule 5.05.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City, New York are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 4.01 (Organization and Authority), Section 4.03 (Investment Purpose) and Section 4.05 (Independent Investigation).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preliminary Statements.

“Confidential Information” means all confidential business or technical information of a Person, whether it is received, accessed or viewed by a recipient in writing, visually, electronically or orally, and includes technical information, marketing and business plans, databases, specifications, formulations, tooling, prototypes, sketches, models, drawings, specifications, procurement requirements, engineering information, samples, forecasts, identity of or details about actual or potential customers or projects, techniques, inventions, discoveries, know-how and trade secrets. Notwithstanding the foregoing, any information will be considered Confidential Information only if such information (i) is conspicuously designated as "confidential" or "proprietary" or would reasonably be regarded as being of a confidential nature, or (ii) if provided orally or visually, is identified as confidential at the time of disclosure, or would reasonably be regarded as being of a confidential nature.

“Contribution and Distribution Transactions” has the meaning set forth in Section 2.01(b).

“Data Room” means the electronic documentation site established by a third party service provider on behalf of Seller.

“Deductible” has the meaning set forth in Section 6.04(a).

“Direct Claim” has the meaning set forth in Section 6.05(b).

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, or similar charge.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Greatbatch” has the meaning set forth in the Preliminary Statements.

“Indemnified Party” has the meaning set forth in Section 6.04.

“Indemnifying Party” has the meaning set forth in Section 6.04.

“IP Transfer” has the meaning set forth in Section 2.01(b).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees, but excluding punitive, incidental, consequential, special or indirect damages (including loss of revenue, diminution in value and any damages based on any type of multiple).

“Mr. Kipke” has the meaning set forth in the Preliminary Statements.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Tax period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.01(a).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents and representatives of such Person.

“Seller” has the meaning set forth in the preamble.

“Seller Fundamental Representations” means all of the representations and warranties set forth in Section 3.01 (Organization and Authority of Seller), Section 3.02 (Organization, Authority and Qualification of the Company), Section 3.03 (Capitalization) and Section 3.04 (No Subsidiaries).

“Shares” has the meaning set forth in the Preliminary Statements.

“Straddle Period” has the meaning set forth in Section 5.03(a).

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 6.05.

ARTICLE II
Purchase and sale

Section 2.01     Purchase and Sale.

(a)        Subject to the terms and conditions set forth herein, on the date hereof Seller will sell to Buyer, and Buyer will purchase from Seller, the Shares for an aggregate cash amount of $5,000,000 (the “Purchase Price”).

(b)       At the Closing, Seller, in its capacity as the sole stockholder of the Company, will take, and will cause the Company to take, such actions as are necessary, whether by means of a contribution, distribution or other method, each of which will be in form reasonably satisfactory to Buyer, to perform the following:

(i)	contribute $400,000 in immediately available funds to the Company, as directed by Buyer;

(ii)	transfer, assign, convey and deliver to the Company all of Seller’s right, title and interest in the trademarks set forth on Schedule 2.01(b)(iii);

(iii)

for the Company to transfer, assign, convey and deliver to Seller all of its right, title and interest in the current assets (other than cash) of the Company described on Schedule 2.01(b), regardless of the balance thereof at such time; and

(iv)	for the Company to transfer to Seller, and Seller to assume in full, all of the current liabilities of the Company described on Schedule 2.01(b), regardless of the balance thereof at such time.

The foregoing transactions are referred to collectively as the “Contribution and Distribution Transactions,” and will be treated by Seller, the Company and Buyer as adjustments to the Purchase Price for all purposes. Upon Seller’s request, Buyer will take all actions reasonably requested by Seller in order to effect and facilitate the Contribution and Distribution Transactions.

Section 2.02     Closing. The purchase and sale of the Shares pursuant to this Agreement will take place at a closing (the “Closing”) conducted during business hours by a combination of the exchange of documents by overnight courier, in person delivery or electronically as Buyer and Seller may mutually agree, on the date of this Agreement. For all accounting and Tax purposes, the Closing will be deemed to be effective as of 11:59 p.m. Central Standard Time on December 31, 2018. The date on which the Closing takes place is referred to herein as the “Closing Date.”

Section 2.03     Transactions to be Effected at the Closing. At the Closing

(a)       Buyer will deliver to Seller:

(i)       the Purchase Price by wire transfer of immediately available funds to an account of Seller designated in writing by Seller to Buyer prior to the Closing; and

(ii)      confirmation in form and substance reasonably satisfactory to Seller that the aggregate net revenue of the Company for the month of December 2018 was no less than $650,000.

(b)      Seller will deliver to Buyer:

(i)        a stock certificate evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by a stock power or other instrument of transfer duly executed;

(ii)       as part of the Contribution and Distribution Transactions and simultaneously with the transfer of the Purchase Price to Seller, $400,000 by wire transfer of immediately available funds to the account designated on Schedule 2.01(b)(ii);

(iii)      intellectual property assignments for the transfer to the Company of the trademarks set forth on Schedule 2.01(b)(iii) in form and substance reasonably satisfactory to Buyer and in proper form for filing with the U.S. Patent Trademark Office;

(iv)      documentation in customary form and substance reasonably satisfactory to Buyer to evidence the consummation of all other transactions that comprise the Contribution and Distribution Transactions;

(v)      from the senior lenders of Seller documents reflecting the release of all Encumbrances held by such lenders against any of the Shares or assets of the Company and releasing the Company as an obligor under the Seller’s credit facility described on Schedule 2.03(b)(v), in customary form and substance reasonably satisfactory to Buyer;

(vi)       certified copies of the resolutions of the Board of Directors of Seller approving the transactions contemplated by this Agreement;

(vii)      the written resignations duly executed by the directors and officers of the Company that are officers of Seller as set forth on Schedule 2.03(b)(vii);

(viii)     a certification of non-foreign status of Seller in the form attached hereto as Exhibit A; and

(ix)       an accounts receivable report reflecting all outstanding accounts receivable and accounts payable of the Company as of December 27, 2018.

ARTICLE III
Representations and warranties of seller

Seller represents and warrants to Buyer the following as of the date hereof.

Section 3.01     Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.02     Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Michigan and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted.

Section 3.03     Capitalization.

(a)      The authorized capital stock of the Company consists solely of 100,000 common shares, of which 69,595 shares are issued and outstanding and constitute the Shares. All of the Shares are owned of record and beneficially by Seller.

(b)      Seller has not created or become a party to, and has no knowledge of, (i) any outstanding or authorized options, warrants or convertible securities with respect to the capital stock of the Company or obligating Seller to issue or sell any shares of capital stock of the Company; (ii) any outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights; and (iii) any voting trusts, stockholder agreements or proxies in effect with respect to the voting or transfer of any of the Shares.

(c)      Upon consummation of the transactions contemplated by this Agreement at the Closing, Buyer will own all of the Shares, free and clear of all Encumbrances, other than those Encumbrances imposed by securities laws and arising from acts of Buyer, whether prior to or after the Closing.

Section 3.04      No Subsidiaries. The Company does not have any subsidiaries.

Section 3.05     No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any material contract of Seller, except in the cases of clauses (b) and (c), where the consent, notice or other action has been obtained prior to the Closing or where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Seller’s ability to consummate the transactions contemplated hereby. No consent, approval, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such consents, approvals, Governmental Orders, declarations, filings or notices that have been obtained or which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 3.06     Financial Statements. Attached hereto as Schedule 3.06 are the internally prepared unaudited and not reviewed financial statements of the Company that have been prepared by Seller in good faith upon the request of Buyer that consist of a balance sheet as of November 30, 2018, and a related statement of income (or the equivalent) for the eleven (11)-month period then ended.

Section 3.07     Company Operations. Since March 14, 2016, (a) the patents set forth on Schedule 3.07 are to the knowledge of Seller the only patents, patent applications and trademarks of Seller that have been used by the Company in its business as conducted on the Closing Date; (b) no contracts or agreements have been entered into by Seller on behalf of the Company that were not known to or authorized or approved by Mr. Kipke; and (c) except for disclosures pursuant to confidentiality agreements, Seller has not disclosed to third Persons Confidential Information of the Company which disclosure is unknown to the Company.

Section 3.08     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

ARTICLE IV
Representations and warranties of Buyer

Buyer represents and warrants to Seller the following as of the date hereof.

Section 4.01     Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.02     No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the consent, notice or other action has been obtained or performed and where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. No consent, approval, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such consents, approvals, Governmental Orders, declarations, filings or notices that have been obtained or which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.03     Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Through its stockholders and their experience and knowledge of the Company and its operations, Buyer has extensive knowledge and experience in the financial and business matters of the Company and is capable of evaluating the merits and risk of an investment in the Company. Buyer and its stockholders can protect their own interests in this regard, whether by reason of their own business and financial expertise with the Company, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom they may have consulted, or their preexisting business and personal relationships with the Company and any of its current or former officers, directors or controlling persons. Buyer realizes that the purchase of the Shares involves a high degree or risk, and that the Company’s future prospects are uncertain. Buyer is able to hold the Shares indefinitely if required, and Buyer and its stockholders are able to bear the loss of their entire investment in the Shares.

Section 4.04     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.05       Independent Investigation. Buyer and its stockholders, in their capacities as a prior owner of the Company, current employees and officers of the Company and as a prior Affiliate of Greatbatch and the Company, in each case as applicable, have intimate knowledge of the history, operations and prospects of the Company, including extensive knowledge and experience regarding the Company’s business affairs, legal affairs, assets, liabilities and financial condition. Except for the representations and warranties contained in ARTICLE III, none of Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the assets or liabilities of the Company or the accuracy or completeness of any information regarding the Company furnished or made available to Buyer or any of its stockholders or Representatives (including any information, documents or material made available in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to any unknown or contingent liabilities, future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law. Buyer and its stockholders are sufficiently aware of the Company’s business affairs, assets, known and potential for unknown liabilities, financial condition and prospects to reach an informed and knowledgeable decision to acquire the Shares. Buyer and its stockholders have had an opportunity to discuss the plans, operations and financial condition of the Company with its officers, directors or controlling persons, and have received all information they deem appropriate for assessing the risk of acquiring the Company (including all its known and unknown liabilities) and making an investment in the Shares. Buyer and its stockholders have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise), assets, liabilities and risks and uncertainties of the Company, and Buyer acknowledges that they have been provided adequate access to the personnel, properties, premises, books and records, and other documents and data of Seller and the Company for such purpose. Buyer acknowledges and agrees that it and its stockholders in making their decision to enter into this Agreement and to consummate the transactions contemplated hereby, they have relied solely upon their own experience and knowledge as an owner, operator and officer of the Company and their own investigation and the express representations and warranties of Seller set forth in ARTICLE III and have not relied in whole or in part on any other written or oral representations or warranties of Seller or any of its Affiliates or Representatives.

ARTICLE V
Covenants

Section 5.01       Books and Records. Except as otherwise specifically provided in this Agreement:

(a)        In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, Buyer will:

(i)

retain the books and records (including personnel files) of the Company relating to periods prior to the Closing for a period of seven (7) years after the date such books and records were created, in a manner reasonably consistent with the prior practices of the Company; and

(ii)	upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b)        In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, Seller will:

(i)

retain the books and records (including personnel files) of Seller which relate to the Company and its operations for periods prior to the Closing for a period of seven (7) years after the date such books and records were created; and

(ii)

upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c)        Neither Buyer nor Seller will be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.01 where such access would violate any Law or any attorney-client privilege.

Section 5.02     Public Announcements. Except for Seller’s compliance with the disclosure requirements of the rules and regulations of the Securities and Exchange Commission or the NASDAQ Global Market, for which Seller will provide Buyer a reasonable opportunity to review any such initial disclosure, neither Buyer nor Seller will make any public announcements (including with respect to employees of the Company) in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media, without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

Section 5.03     Taxes.

(a)      Unless otherwise required by Law, without the prior written consent of Buyer, which consent will not be unreasonably withheld or delayed, Seller will not, to the extent it will adversely affect the Company: (i) make, change, or rescind any Tax election; (ii) amend any Tax Return; or (iii) knowingly take any position on any Tax Return, knowingly take any action, knowingly omit to take any action, or knowingly enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or the Company in respect of any Tax period that begins after the Closing Date or, in respect of any Tax period that begins before and ends after the Closing Date (each such period, a "Straddle Period”).

(b)      Any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) will be borne and paid by Buyer when due. Buyer will, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller will use commercially reasonable efforts to cooperate with respect thereto as is reasonably required).

(c)      Seller will prepare all Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return will be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and will be submitted by Seller to Buyer (together with schedules, statements and, to the extent requested by Seller, supporting documentation) prior to the due date of such Tax Return. Seller will permit Buyer to comment on each such Tax Return prior to filing (provided that Buyer will provide any such comments within 15 days of receipt of such Tax Returns from Seller) and will make such revisions to such Tax Returns as are reasonably requested by Buyer. Seller, at its expense, will control and resolve any Tax claim or audit relating to any taxable period that ends on or before the Closing Date or otherwise impacts the Tax Returns of Seller (including (i) the current use Tax audit brought against the Company by Michigan Tax authorities for a Pre-Closing Tax Period, and (ii) the Company’s research and development Tax credit for a Pre-Closing Tax Period); provided, however, if the Company would incur a liability not paid by Seller or would otherwise be adversely affected by any settlement thereof after the Closing Date, Seller will provide Buyer with any proposed settlement with the relevant Taxing authority with respect to any such Tax claim or audit and will provide Buyer a reasonable period of time to review and consent thereto, which consent will not be unreasonably withheld or delayed, it being understood that if there is any increased financial exposure to Buyer or the Company, the failure to consent will not be deemed unreasonable. Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to the Company for Taxes paid for any Pre-Closing Period will be the property of Seller. In addition, Seller will prepare and deliver all IRS form 1099’s for the Company with respect to 2018.

(d)      In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are allocated to Pre-Closing Tax Periods for purposes of this Agreement will be: (a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital, or net worth, (ii) imposed in connection with the sale, transfer, or assignment of property, or (iii) required to be withheld, the amount of Taxes which would be payable if the Tax year ended with the Closing Date; and (b) in the case of other Taxes, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

(e)      Seller and Buyer will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 5.03 or in connection with any proceeding in respect of Taxes of the Company, Buyer or Seller, including providing copies of relevant Tax Returns and accompanying documents. Each of Seller and Buyer will retain all Tax Returns and other documents in its possession relating to Tax matters of the Company for any Pre-Closing Tax Period until the expiration of the statute of limitations of the Tax periods to which such Tax records relate.

Section 5.04      Post Closing Services. Buyer agrees and acknowledges that from and after the Closing, all human resource, technology (including electronic mail), engineering, accounting, corporate, legal and any other services provided by Seller to the Company will cease and no longer be in force or effect without any transition or prior notice. Seller agrees and acknowledges that as of the Closing, Buyer will have no payment or reimbursement obligation owing to Seller for any such services provided by Seller to the Company up to the Closing.

Section 5.05     Assumed Employee Obligations. Seller will pay the individuals that are officers and employees of the Company as of the Closing the compensation, and provide such individuals the benefits, set forth on Schedule 5.05 on the applicable dates set forth on Schedule 5.05.

Section 5.06       Confidentiality. Except as may be required by Governmental order or Law, from and after the Closing, Seller will, and will cause its Representatives to hold, in confidence any and all Confidential Information, in any form, concerning the Company, except to the extent that Seller can show that such Confidential Information: (a) is generally available to and known by the public through no fault of Seller or its Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates, or their respective Representatives from and after the Closing from sources which to the knowledge of Seller or such Representative are not prohibited from disclosing such Confidential Information by any obligation to the Company. Likewise, except as may be required by Governmental order or Law, from and after the Closing, Buyer will, and will cause the Company and their respective Representatives to hold, in confidence any and all Confidential Information, in any form, concerning Seller, except to the extent that Buyer can show that such Confidential Information: (a) is generally available to and known by the public through no fault of Buyer, the Company or its Representatives; or (b) is lawfully acquired by Buyer, the Company, or any of their respective Affiliates or Representatives from and after the Closing from sources which to the knowledge of Buyer, the Company or such Representative are not prohibited from disclosing such Confidential Information by any obligation to Seller. If Seller, Buyer, the Company or any of their respective Representatives are compelled to disclose any Confidential Information by Governmental Order or Law, Seller or Buyer, as may be the case, will promptly notify the other party in writing and will disclose only that portion of such Confidential Information which is legally required to be disclosed, provided that such disclosing party will use reasonable efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information.

Section 5.07     Equity Grants. Seller will cause all the outstanding unvested restricted stock and stock options granted by Seller to the officers and employees of the Company which are described on Schedule 5.07 to vest in full effective as of the Closing Date, and such accelerated vested equity grants will be released to the holder thereof on March 15, 2019 or any time prior to March 31, 2019 upon the written request of the holder thereof delivered to Seller. All equity incentive grants granted by Seller to officers and employees of the Company, including those set forth on Schedule 5.07, will be subject to the terms and conditions of the applicable grant award and Seller’s equity incentive plan pursuant to which such equity grants were issued, including the payment and withholding of taxes, as may be applicable.

Section 5.08     Post-Closing Collections. From and after the Closing, (a) if Seller or any of its Representatives receives or collects any funds or payments owing to the Company, whether from a customer of the Company or otherwise (including the collection of any accounts receivable generated by the Company after the Closing Date), Seller will promptly transfer any such funds or payments to an account designated by the Company or Buyer, and (b) if the Company or any of its Representatives receives or collects any funds or payments owing to Seller (including the collection of any accounts receivable generated by the Company and transferred to Seller in the Contribution and Distribution Transaction), Buyer will, or will cause the Company to, promptly transfer any such funds or payments to an account designated by Seller. In furtherance of the foregoing, no later than January 10, 2019 Seller will deliver to Buyer an accounts receivable report reflecting all accounts receivable of the Company as of the Closing, and Buyer will deliver to Seller no later than February 10, 2019 and March 10, 2019, an accounts receivable report reflecting all accounts receivable of the Company as of the last day of the prior month. For the avoidance of doubt, this Section 5.08 will survive the Closing indefinitely.

Section 5.09     Further Intellectual Property Assurances. If subsequent to the Closing, Buyer believes that intellectual property that was used in its business prior to the Closing is improperly registered in Seller’s name and was not conveyed as part of the Contribution and Distribution Transactions, Buyer will provide written notice thereof to Seller (together with reasonable supporting documentation). After receipt thereof, Seller and Buyer will use commercially reasonable efforts to reach agreement on the registration of such intellectual property. If mutually agreed by Buyer and Seller that such intellectual property should be transferred to the Company, Seller will promptly execute assignments in favor of the Company in customary form and substance reasonably satisfactory to Buyer.

ARTICLE VI
Indemnification

Section 6.01     Survival. The representations and warranties contained in this Agreement will survive the Closing until March 31, 2019 and thereafter will not survive and will not remain in effect; provided, however, that the Seller Fundamental Representations and the Buyer Fundamental Representations will survive for the applicable statute of limitations. None of the covenants or other agreements contained in this Agreement will survive the Closing Date, other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement will survive the Closing for the period contemplated by its terms. Neither Buyer nor Seller may bring any action, suit, claim or other legal proceeding against the other party or any of its Affiliates based on a breach of any representation, warranty or covenant in this Agreement that has not survived and is no longer in effect by the terms of this Agreement, except in the event of Actual Fraud as determined by a court of competent jurisdiction, which Actual Fraud claim will survive until the expiration of the applicable statute of limitations.

Section 6.02     Indemnification By Seller. Subject to the other terms and conditions of this ARTICLE VI, during the applicable survival period as set forth in Section 6.01, Seller will indemnify Buyer against, and will hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a)      any inaccuracy in or breach of any of Seller’s representations set forth in ARTICLE III;

(b)      any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller that is set forth in this Agreement;

(c)      all Taxes (or the non-payment thereof) imposed on or of the Company for all Pre-Closing Tax Periods, any and all Taxes of any member of an Affiliated Group (as defined in Section 1504 of the Code) of which the Company is or was a member on or prior to the Closing Date, and the costs of preparing, defending, and amending any Tax Return for a Pre-Closing Tax Period; or

(d)      any Assumed Employee Obligation.

Section 6.03     Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VI, during the applicable survival period as set forth in Section 6.01, Buyer will indemnify Seller against, and will hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a)       any inaccuracy in or breach of any of Buyer’s representations set forth in ARTICLE IV, or

(b)       any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer as set forth in this Agreement.

Section 6.04     Certain Limitations. The party making a claim under this ARTICLE VI is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this ARTICLE VI is referred to as the “Indemnifying Party.” The indemnification provided for in Section 6.02 and Section 6.03 will be subject to the following limitations:

(a)      Except with respect to the Seller Fundamental Representations and Buyer Fundamental Representations, the Indemnifying Party will not be liable to the Indemnified Party for indemnification under Section 6.02 or Section 6.03, as the case may be, until the aggregate amount of all Losses in respect of indemnification under either Section 6.02 or Section 6.03, as applicable, exceeds $50,000 (the “Deductible”), in which event the Indemnifying Party will only be required to pay or be liable for Losses in excess of the Deductible.

(b)      The aggregate amount of all Losses for which an Indemnifying Party will be liable pursuant to either Section 6.02 or Section 6.03, as applicable, will not exceed the Purchase Price.

(c)      Payments by an Indemnifying Party pursuant to Section 6.02 or Section 6.03 in respect of any Loss will be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party (or the Company) in respect of any such claim. The Indemnified Party will use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d)      Payments by an Indemnifying Party pursuant to Section 6.02 or Section 6.03 in respect of any Loss will be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(e)      In no event will any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f)      Each Indemnified Party will take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(g)      Seller will not be liable under this ARTICLE VI for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing.

Section 6.05     Indemnification Procedures.

(a)     If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party will give the Indemnifying Party prompt written notice thereof. Such notice by the Indemnified Party will describe the Third-Party Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s sole expense and by the Indemnifying Party’s own counsel, and the Indemnified Party will cooperate in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, it will have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim, provided that the Indemnifying Party will not settle any Third Party Claim without providing prior notice to the Indemnified Party. The Indemnified Party will have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party does not assume the defense of any such Third Party Claim, the Indemnified Party may, but will not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Third Party Claim, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement will relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom.

(b)     Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice will not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party will allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party will assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.

Section 6.06     Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement will be treated by all parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 6.07     Exclusive Remedies. Buyer and Seller acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, will be pursuant to the indemnification provisions set forth in this ARTICLE VI, except for claims of Actual Fraud. In furtherance of the foregoing, Buyer and Seller hereby waive, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against any other party hereto and its Affiliates and each of their respective Representatives arising under or based upon any Law, including equitable relief, except pursuant to the indemnification provisions set forth in this ARTICLE VI and except for claims for Actual Fraud.

ARTICLE VII
Miscellaneous

Section 7.01     Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

Section 7.02      Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as will be specified in a notice given in accordance with this Section 7.02):

If to Seller:	Address: Email: Attention:	Nuvectra Corporation 5830 Granite Parkway, Suite 1100 Plano, TX 75024 mbeare@nuvectramed.com Melissa Beare, General Counsel

If to Buyer:	Address: Email: Attention:	NEL Group, Inc. 655 Fairfield Court, Suite 100 Ann Arbor, MI 48108 dkipke@gmail.com Daryl Kipke

with a copy to:	Address: Email: Attention:	Honigman LLP 315 East Eisenhower Parkway. Suite 100 Ann Arbor, MI 48108 bkaye@honigman.com Barbara A. Kaye

Section 7.03     Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles and Sections mean the Articles and Sections of this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section 7.04     Headings. The headings in this Agreement are for reference only and will not affect the interpretation of this Agreement.

Section 7.05    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, Buyer and Seller will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.06     Entire Agreement. The Preliminary Statements set forth in this Agreement are incorporated into and are deemed to be part of this Agreement. This Agreement constitutes the sole and entire agreement of Buyer and Seller with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 7.07     Successors and Assigns. This Agreement will be binding upon and will inure to the benefit of Buyer and Seller and their respective successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of the other party. No assignment will relieve the assigning party of any of its obligations hereunder.

Section 7.08     No Third-party Beneficiaries. This Agreement is for the sole benefit of Buyer and Seller and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.09     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Buyer and Seller. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by Buyer or Seller will operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.10     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)      This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)      ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF TEXAS IN EACH CASE LOCATED IN THE CITY OF DALLAS, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)      EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.10(c).

Section 7.11     Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be executed effective as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

NUVECTRA CORPORATION

By:	/s/ Scott Drees
Name:	Scott Drees
Title:	Chief Executive Officer

BUYER:

NEL GROUP, INC.

By:	/s/ Daryl R. Kipke
Name:	Daryl R. Kipke
Title:	President and Chief Executive Officer

Exhibit A

CERTIFICATE OF NON-FOREIGN STATUS

NUVECTRA CORPORATION

Reference is hereby made to the Stock Purchase Agreement, dated as of December 31, 2018, by and among Nuvectra Corporation, a Delaware corporation (“Seller”) and NEL Group, Inc., a Delaware corporation (“Buyer”).

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Section 1445 of the Code), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee (Buyer) that withholding of tax is not required upon the disposition of a U.S. real property interest by Seller, the undersigned hereby certifies the following on behalf of Seller:

1.	Seller is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and tax regulations promulgated thereunder);

2.	Seller is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii);

3.	Seller’s U.S. employer identification number is 30-0513847;

4.	Seller’s office address is: 5830 Granite Parkway, Suite 1100, Plano, Texas 75024.

Under penalties of perjury I declare that I have examined this certificate and to the best of my knowledge and belief it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Seller.

NUVECTRA CORPORATION

By:
Name:
Title:

Date: December 31, 2018